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                                                                      Exhibit 11

             STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS


     Earnings per common share of $0.45 for the year ended June 30, 1996 was calculated by dividing post-conversion net income of $1,102,000 for the year ended June 30, 1996 by the average common and common equivalent shares outstanding of 2,446,832.